SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
U.S. Concrete, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

9.5% Convertible Secured Notes due 2015 of U.S. Concrete, Inc.
(Title of Class of Securities)

90333LAE2
90333LAF9
(CUSIP Number of Class of Securities)

Katherine I. Hargis, Esq.
U.S. Concrete, Inc.
331 North Main Street
Euless, Texas 76039
(817) 835-4165
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

COPIES TO:
Kerry E. Berchem, Esq.
Bruce Mendelsohn, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, New York 10036
(212) 872-1095

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$63,314,816	$8,637
*   Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that all outstanding 9.5% Convertible Secured Notes due 2015 of U.S. Concrete, Inc. are being exchanged per the exchange offer for the 9.5% Senior Secured Notes of U.S. Concrete, Inc.
** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #1 for Fiscal Year 2013 issued by the Securities and Exchange Commission, equals $136.40 per million of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,637	Filing Party: U.S. Concrete, Inc.
Form or Registration No.: S-4	Date Filed: February 6, 2013

 ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by U.S. Concrete, Inc., a Delaware corporation (“USCR” or the “Company”), with the Securities and Exchange Commission (the "SEC") on February 6, 2013, as amended on March 8, 2013 (the "Schedule TO"), relating to the offer to exchange (the “Exchange Offer”) all outstanding $55,000,000 aggregate principal amount of 9.5% Convertible Secured Notes due 2015 (the “Old Convertible Notes”) for up to $69,300,000 aggregate principal amount of 9.5% Senior Secured Notes due 2015 (the “New Senior Notes”).

The Exchange Offer commenced on February 6, 2013, and shall expire at 12:00 midnight, New York City time on March 21, 2013, unless extended or earlier terminated by the Company. The Exchange Offer and Solicitation is made on the terms and subject to the conditions contained in the Prospectus, dated March 20, 2013 (the “Prospectus”), which forms a part of the Registration Statement on Form S-4 (File No. 333-186493), as amended by Amendment No. 1 to such Registration Statement on Form S-4, filed with the SEC on March 8, 2013 (the “Registration Statement”), and the related Letter of Transmittal & Consent (the “Letter of Transmittal”), which are incorporated by reference as exhibits (a)(1)(i) and (a)(1)(ii), respectively, hereto.

The Schedule TO is hereby amended and supplemented by this Amendment No. 2 to the Schedule TO as follows:

Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended by replacing Exhibit (a)(1)(i) with the following:

Exhibit
(a)(1)(i)
Prospectus, dated March 20, 2013 (incorporated by reference to U.S. Concrete's prospectus filed with the SEC on March 20, 2013, pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (Registration No. 333-186493)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

U.S. CONCRETE, INC.

By: /s/William M. Brown
Name: William M. Brown
Title: Senior Vice President and Chief Financial Officer

Dated: March 21, 2013

EXHIBIT INDEX

(a)(1)(i)
Prospectus, dated March 20, 2013 (incorporated by reference to U.S. Concrete's prospectus filed with the SEC on March 20, 2013, pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (Registration No. 333-186493)).

(a)(1)(ii)	Form of Letter of Transmittal & Consent (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed on February 6, 2013 (File No. 333-186493)).
(a)(1)(iii)	Form of Letter to Brokers (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed on February 6, 2013 (File No. 333-186493)).
(a)(1)(iv)	Form of Letter to Clients (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-4 filed on February 6, 2013 (File No. 333-186493)).
(a)(1)(v)
Form of Indenture, by and among U.S. Concrete, Inc., the Guarantors named therein, and U.S. Bank National Association, as Trustee and Noteholder Collateral Agent (incorporated by reference to Exhibit 4.16 to Amendment No. 1 to the Registration Statement on Form S-4 filed on March 8, 2013 (File No. 333-186493)).

(a)(1)(vi)	Form of Senior Secured Note (incorporated by reference to Exhibit 4.17 to Amendment No. 1 to the Registration Statement on Form S-4 filed on March 8, 2013 (File No. 333-186493)).
(a)(1)(vii)
Form of Second Supplemental Indenture, by and among U.S. Concrete, Inc., the Guarantors named therein, and U.S. Bank National Association, as Trustee and Noteholder Collateral Agent (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Registration Statement on Form S-4 filed on March 8, 2013 (File No. 333-186493)).

(a)(4)(i)	Prospectus, dated March 8, 2013 (incorporated by reference to the Amendment No. 1 to the Registration Statement on Form S-4 filed on March 8, 2013 (File No. 333-186493)).
(a)(5)(i)	Press Release (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on December 3, 2012 (File No. 001-34530)).
(a)(5)(ii)	Form of Consent and Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 24, 2012 (File No. 001-34530)).
(a)(5)(iii)
Part I, Item 1 - Business; Part I, Item 2 - Properties, Part II, Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, Part II, Item 8 - Financial Statements and Supplementary Data (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on February 6, 2013 (File No. 001-34530)).

(a)(5)(iv)	Press Release (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on February 6, 2013 (File No. 001-34530)).
(a)(5)(v)	Press Release (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on March 7, 2013 (File No. 001-34530)).
(a)(5)(vi)	Statement of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12.1 to the Registration Statement on Form S-4 filed on March 8, 2013 (File No. 333-186493)).
(b)	Not Applicable.
(d)(1)
Indenture, dated as of August 31, 2010, by and among U.S. Concrete, Inc., the Guarantors named therein, and U.S. Bank National Association, as Trustee and Noteholder Collateral Agent (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on September 2, 2010 (File No. 000-26025)).

(d)(2)
Registration Rights Agreement, dated as of August 31, 2010, by and among U.S. Concrete, Inc., the Guarantors named therein and the Holders party thereto (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on September 2, 2010 (File No. 000-26025)).

(d)(3)
First Supplemental Indenture, dated as of October 30, 2012, by and among Bode Gravel Co., and Bode Concrete LLC, as new guarantors, U.S. Concrete, Inc., as issuer, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-4 filed on February 6, 2013 (File No. 333-186493)).

(d)(4)
Pledge and Security Agreement, dated as of August 31, 2010, by and among U.S. Concrete, Inc., subsidiaries named therein, and U.S. Bank National Association, as noteholder collateral agent (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on September 2, 2010 (File No. 000-26025)).

(d)(5)	Form of Convertible Secured Note, included in Exhibit 4.2 (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed on September 2, 2010 (File No. 000-26025)).
(d)(6)
Loan and Security Agreement dated August 31, 2012 by and among U.S. Concrete, Inc. and certain of its subsidiaries party thereto as borrowers, certain subsidiaries party thereto as guarantors, certain financial institutions party thereto as lenders, and Bank of America, N.A., as Agent and Sole Lead Arranger (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated August 31, 2012 (File No. 001-34530)).

(d)(7)
Intercreditor Agreement, dated as of August 31, 2010, by and among JPMorgan Chase Bank, N.A., as administrative agent, U.S. Bank National Association, as Trustee and noteholder collateral agent and each of the loan parties party thereto (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on September 2, 2010 (File No. 000-26025)).

(d)(8)
Class A Warrant Agreement, dated as of August 31, 2010, by and among U.S. Concrete, Inc., subsidiaries named therein, and U.S. Bank National Association, as noteholder collateral agent (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form 8-A filed on August 31, 2010 (File No. 000-26025)).

(d)(9)
Class B Warrant Agreement, dated as of August 31, 2010, by and among U.S. Concrete, Inc., subsidiaries named therein, and U.S. Bank National Association, as noteholder collateral agent (incorporated by reference to Exhibit 5 to the Company’s Registration Statement on Form 8-A filed on August 31, 2010 (File No. 000-26025)).

(d)(10)
Promissory Note of U.S. Concrete, Inc., Kurtz Gravel Company, Superior Holdings, Inc., BWB, Inc. of Michigan, Builders’ Redi-Mix, LLC, USC Michigan, Inc., dated September 30, 2010 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on October 4, 2010 (File No. 001-34530)).

(d)(11)	U.S. Concrete, Inc. Management Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 2, 2010 (File No. 000-26025)).
(d)(12)	U.S. Concrete, Inc. Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on September 2, 2010 (File No. 000-26025)).
(d)(13)	U.S. Concrete, Inc. Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on September 2, 2010 (File No. 000-26025)).
(d)(14)
Note Purchase Agreement, dated as of August 26, 2010, by and among U.S. Concrete, Inc., the guarantors set forth on the signature pages thereto, the Subscription Parties set forth in Annex I thereto and the Put Option Parties set forth on Annex II thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 27, 2010 (File No. 001-34530)).

(d)(15)
Exchange and Consent Agreement dated December 20, 2012 between U.S. Concrete, Inc. and the affiliates of Whippoorwill Associates, Inc. (incorporated by reference to Exhibit 10.39 to the Registration Statement on Form S-4 filed on February 6, 2013 (File No. 333-186493)).

(d)(16)
Exchange and Consent Agreement dated December 20, 2012 between U.S. Concrete, Inc. and the affiliates of Monarch Alternative Capital, LP (incorporated by reference to Exhibit 10.40 to the Registration Statement on Form S-4 filed on February 6, 2013 (File No. 333-186493)).

(d)(17)	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 6, 2013 (File No. 0001-34530)).
(g)	Not Applicable.
(h)	Not Applicable.